EXHIBIT 12.1

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30		December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$717	$961	$1,063	$1,099	$1,703	$1,932	$1,969
(Income) Loss from Equity Investees, net of Distributions	(1)	(8)	(10)	(6)	(12)	(8)	(7)
Fixed Charges	112	106	143	164	208	238	221
Capitalized Interest	2	1	1	(6)	(10)	(63)	(43)
Total Earnings	$830	$1,060	$1,197	$1,251	$1,889	$2,099	$2,140
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$109	$103	$139	$161	$205	$235	$219
Interest Factor in Rentals	3	3	4	3	3	3	2
Total Fixed Charges	$112	$106	$143	$164	$208	$238	$221

Ratio of Earnings to Fixed Charges	7.41	10.00	8.37	7.63	9.08	8.82	9.68

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.